

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 6, 2010

James Jiang
Chief Executive Officer
China Crescent Enterprises, Inc.
14860 Montfort Drive, Suite 210
Dallas, TX 75254

> **Re:** **China Crescent Enterprises, Inc.**
> **Preliminary Revised Information Statement on Schedule 14C**
> **Filed September 28, 2010**
> **File No. 000-14306**

Dear Mr. Jiang:

We have completed our review of your filing and have no further comments at this time on the specific issues raised.

Sincerely,

Maryse Mills-Apenteng
Special Counsel